Mail Stop 3561

								            September 9,
2005

Mr. Kenneth E. Wolf
Chief Financial Officer
Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008

		RE:	Phoenix Footwear Group, Inc.
			Form 10-K for Fiscal Year Ended January 1, 2005
			Filed April 1, 2005
Forms 10-Q for Fiscal Quarters Ended April 2 and July 2, 2005
			File No. 1-31309

Dear Mr. Wolf:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended January 1, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition..., page 25

Contractual Obligations, page 35

1. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Schedule II Consolidated Valuation and Qualifying Accounts, page
44

2. Please revise to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1.  Description of Business and Summary of Significant
Accounting Policies, page 53

General

3. Please revise to disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

4. We understand, based on your disclosure on page 9 that you participate in cooperative advertising programs with your retail customers. Please revise to disclose the nature and extent of each arrangement under which you make payments to resellers. Please disclose your accounting policy for each type of arrangement, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Revenue Recognition, page 55

5. Please revise your disclosure to clarify the timing of revenue recognition for bill and hold arrangements. To the extent that revenues for bill and hold arrangements are recognized prior to delivery to the customer, please tell us in detail how these arrangements meet the criteria set forth in paragraph 3.a. of SAB Topic 13:A for recording revenue when delivery has not yet occurred.
We may have further comment.

Note 7.  Acquisitions, page 60

6. Please tell us in detail how you determined that your acquired customer relationship with the US Department of Defense (the DoD) represents an indefinite-lived intangible asset. Ensure your response addresses all of the factors outlined in paragraph 11 of SFAS 142 which might limit the useful life of such a relationship. We are particularly interested to understand why you believe that neither competitive factors nor the fact that the DoD may decide to change suppliers limits the useful life of this relationship. In connection with responding to this comment, also tell us in detail how you determine the fair value of this indefinite lived intangible for purposes of your annual impairment test.

7. Similar to the preceding comment, please tell us in detail how you determined each of the trademarks and tradenames acquired during the fiscal years presented have indefinite useful lives, including your consideration of each of the factors outlined in paragraph 11 of SFAS
142. In this connection, it appears that associated with every acquisition over the last several years, you are recording significant amounts of indefinite-lived trademarks and tradenames. Please assure us that acquired trademarks and tradenames are not automatically classified as indefinite-lived, but rather, analyses of product life cycles, market, and competitive factors are evaluated for each specific set of facts and circumstances.

8. Please tell us and disclose how you account for the contingent consideration arrangements associated with your purchase business combinations. Ensure the response and disclosure are clear in terms of why, in certain circumstances, you record a contingent
liability
in the original purchase price allocation which reflects the potential payments the company may be required to make, whereas in other circumstances, the contingent consideration is not recorded until the contingency is resolved. Also ensure it is clear how you measure the associated contingent liability in the original
purchase
price allocation, if applicable, and whether the contingent consideration issued or issuable is treated as an additional cost of the acquired entity.  Refer for guidance to paragraphs 25 through
34
of SFAS 141.

Note 13.  Segment Information, page 68

9. Please tell us in detail how you determined your reportable segments under SFAS 131. In particular, tell us which components of your company represent operating segments pursuant to paragraphs 10-
15 of SFAS 131. Based on your disclosures under Item 1. Business, the discussion of your results of operations by brand "unit" in your earnings releases on Form 8-K, and your disclosure on page 3 that the company is managed by brands, it appears to us that each of your brand units represents a separate operating segment. If you disagree, please ensure we understand how you determined otherwise.

      Also tell us your basis for aggregating any of the identified operating segments into reportable segments, if applicable. Ensure your response addresses each of the aggregation criteria in paragraph
17 of SFAS 131, including the similarity of economic characteristics.
With respect to economic similarity, please provide us the revenues and gross profits by operating segment for each of the last five years. To the extent you only recently acquired certain of the operating segments, explain how you are able to conclude that the acquired operating segments will have similar long-term financial performance as other existing operating segments.

      Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131. Also revise footnote (1) to the table to separately identify and describe each significant reconciling item between total operating income of the reportable segments and consolidated operating income.

Note 15.  Restatement, page 70

10. Please clarify for us whether the restatement relates exclusively to your accounting for intangibles purchased during fiscal 2004, or whether the restatement also relates to acquisitions prior to 2004.
To the extent the restatement relates to acquisitions prior to fiscal
2004, please help us understand why the restatement has only a balance sheet and no statements of operations impact. In particular, we are unclear as to why the amortization of the intangibles and related deferred tax effects had no impact on your statements of operations. Please advise and also clarify your disclosure accordingly, as applicable.





Form 10-Q for Fiscal Quarter Ended July 2, 2005

Management`s Discussion and Analysis of Financial Condition...,
page
13

Results of Operations, page 15

Fiscal Six Month Period Ended July 2, 2005 Compared to Fiscal Six
Month Period Ended June 26, 2004, page 17

Footwear and Apparel Business, page 19

11. We note your disclosure that selling, general and administrative expenses for this segment increased in part due to operating costs associated with the Altama brand acquired in fiscal 2004. Please tell us and revise your disclosure to clarify why the costs associated with the Altama acquisition affected the footwear and apparel segment, given that this brand is part of the military boot segment.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
??

??

??

??

Mr. Kenneth E. Wolf
Phoenix Footwear Group, Inc.
September 9, 2005
Page 1